Mail Stop 3628

November 10, 2008

Alexander Gersh
Secretary and Chief Financial Officer
NDS Group plc
One Heathrow Boulevard, 286 Bath Road
West Drayton, Middlesex UB7 0DQ
England, United Kingdom

> **Re:** **NDS Group plc**
> **Amendment 3 to Schedule 13E-3**
> **Filed November 4, 2008**
> **File No. 005-50756**
>
> **Amendment 3 to Schedule 14A**
> **Filed November 4, 2008**
> **File No. 000-30364**

Dear Mr. Gersh:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments.

Schedule 13E-3

Item 16.  Exhibits, page 6

1.      We have reviewed the analysis and response provided in reply to comment 2 of our letter dated October 29, 2008, and disagree with the conclusion.  Please revise Exhibits (c)(2), (c)(7), (c)(8) and (c)(9) to include a cover page that explains security holders are unconditionally entitled to rely on the presentations notwithstanding the qualifying language contained therein.  Alternatively, revise the cited exhibits to include a cover page that includes the disclosures described in section II.D.1 of the Division's Current Issues and Rulemaking Projects Outline available at the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Preliminary Schedule 14A

Reasons for the Independent Committee's Recommendation; Factors Considered, page 35

2.      We have reviewed the extract of the board minutes provided in reply to comment 13 of our letter dated October 29, 2008, and do not agree that the Independent Committee was authorized to make a fairness determination on behalf of the issuer NDS Group plc for purposes of complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.  Please revise to provide a fairness determination by NDS Group plc.

*      *      *      *

As appropriate, please amend your documents in response to these comments.  Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or David L. Orlic, Special Counsel, at (202) 551-3503.  If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions


cc:      Via Facsimile (917) 777-2438
         Lou R Kling, Esq.
         Howard L. Ellin, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP